FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated February 13, 2025

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 5 February 2025 (official registry number 2584) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 6 and 12 February 2025 (both inclusive).

The cash amount of the shares purchased to 12 February 2025 as a result of the execution of the Buy-back Programme amounts to 134,474,390 Euros, which represents approximately 8.5% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication. With these purchases, the Bank has repurchased approximately 12.8% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
06/02/2025	SAN	Purchase	XMAD	3,695,005	5.4945
06/02/2025	SAN	Purchase	CEUX	2,235,065	5.5176
06/02/2025	SAN	Purchase	TQEX	368,047	5.4701
06/02/2025	SAN	Purchase	AQEU	701,883	5.4818
07/02/2025	SAN	Purchase	XMAD	2,841,832	5.5433
07/02/2025	SAN	Purchase	CEUX	1,684,011	5.5406
07/02/2025	SAN	Purchase	TQEX	420,546	5.5406
07/02/2025	SAN	Purchase	AQEU	753,611	5.5428
10/02/2025	SAN	Purchase	XMAD	2,509,608	5.5021
10/02/2025	SAN	Purchase	CEUX	1,778,779	5.5098
10/02/2025	SAN	Purchase	TQEX	432,844	5.5171
10/02/2025	SAN	Purchase	AQEU	778,769	5.5104
11/02/2025	SAN	Purchase	XMAD	1,636,573	5.6169
11/02/2025	SAN	Purchase	CEUX	197,391	5.5168
11/02/2025	SAN	Purchase	TQEX	69,761	5.5057
11/02/2025	SAN	Purchase	AQEU	96,275	5.5136
12/02/2025	SAN	Purchase	XMAD	1,794,831	5.7334
12/02/2025	SAN	Purchase	CEUX	1,229,042	5.7219
12/02/2025	SAN	Purchase	TQEX	238,765	5.7298
12/02/2025	SAN	Purchase	AQEU	737,362	5.7140
			TOTAL	24,200,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 13 February 2025

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 06/02/2025 and 12/02/2025 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-06-feb-a-12-feb-2025.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 13, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance